UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CARBONITE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number)

Jeffrey D. Adelman

Vice President, General Counsel and Secretary

j2 Global, Inc.

6922 Hollywood Blvd., Suite 500

Los Angeles, California 90028

(323) 860-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 5 Pages

1	Names of Reporting Persons j2 Global, Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,539,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,539,920
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,920
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.42%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by j2 Global, Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission on November 5, 2012 (the “Statement”) related to the Common Stock, par value $0.01 per share (the “Shares”), of Carbonite, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Two Avenue de Lafayette, Boston, Massachusetts 02111.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 2.	Identity and Background.

Item 2 of the Statement is amended and supplemented as follows:

The names, business addresses, principal occupations and citizenships of each of the executive officers and directors of the Reporting Person are set forth in Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person, nor any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On December 2, 2014, the Reporting Person submitted to the Issuer a non-binding proposal (the “Proposal”) to acquire all outstanding Shares that the Reporting Person does not now already own at a price of $15.00 per Share payable in cash, representing a 28% premium to $11.76, the closing price of the Shares on that day.

The foregoing description of the Proposal is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit I and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and supplemented as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 2,539,920 Shares indirectly through a wholly owned subsidiary. According to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014, the number of Shares outstanding as of October 31, 2014 was 26,967,767. As of the date hereof, the Reporting Person is the beneficial owner of 9.42% of the Shares outstanding.

(c) The Reporting Person did not effect any transactions in Shares during the past 60 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit I – Proposal

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2014	j2 GLOBAL, INC.

	By:	/s/ Jeffrey D. Adelman
	Name:	Jeffrey D. Adelman
	Title:	Vice President, General Counsel and Secretary

SCHEDULE A

Executive Officers and Directors of j2 Global, Inc.

Name	Title
Nehemia Zucker	Chief Executive Officer
R. Scott Turicchi	President and Chief Financial Officer
Jeffrey D. Adelman	Vice President, General Counsel and Secretary
Steve P. Dunn	Chief Accounting Officer
Richard S. Ressler	Director, Chairman of the Board
Douglas Y. Bech	Director
Robert J. Cresci	Director
W. Brian Kretzmer	Director
Stephen Ross	Director

Each of the persons listed above is a citizen of the United States of America. The business address for each of the persons listed above is: c/o j2 Global, Inc., 6922 Hollywood Boulevard, Suite 500, Los Angeles, California 90028.